Exhibit 99.1

DATE: 23RD DECEMBER 2025

WANG YAFENG

(as Vendor)

and

RAYTECH INNOVATION LIMITED

(as Purchaser)

AGREEMENT FOR SALE AND PURCHASE
OF 100% OF THE ISSUED SHARE CAPITAL IN
WORRY FREE GROUP (HK) LIMITED

i

THIS AGREEMENT is made on 23rd December 2025

BETWEEN:

(1)	WANG YAFENG, holder of People’s Republic of China passport with passport number (“Vendor”);

(2)	RAYTECH INNOVATION LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at Unit 609, 6/F, Nan Fung Commercial Center, No. 19 Lam Lok Street, Kowloon Bay, Hong Kong (“Purchaser”). The Purchaser is a wholly owned subsidiary of Raytech Holding Limited (a company incorporated in the British Virgin Islands with limited liability and listed in NASDAQ stock exchange with symbol: RAY); and

(the Vendor, the Purchaser, collectively known as the “Parties”, and each as a “Party”)

WHEREAS:

(A)	Worry Free Group (HK) Limited (the “Company”) is a company incorporated in Hong Kong with limited liability and as at the date hereof has authorized share capital of HK$100,000, of which 100,000 shares have been issued and are fully paid up. The Vendor is the legal and beneficial owner of 100,000 shares thereof. Further particulars of the Company and the Subsidiaries are set out in Schedule 1 and 2 respectively.

(B)	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares (as defined below) subject to and upon the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals and Schedule), unless the context requires otherwise, the following words and expression shall have the meanings ascribed to each of them respectively below:

“associates”	has the meaning ascribed thereto under the “Listing Rules”

“Business Day”	a day (other than a Saturday) on which licensed banks are generally open for business in Hong Kong throughout their normal business hours

“Completion”	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of this Agreement

“Completion Date”	the 2nd Business Day after the date of fulfillment of all the conditions set out in Clause 3.2 or such other date as the Vendor and the Purchaser may agree

“Consideration”	has the meaning ascribed thereto in Clause 4.1

“Encumbrance”	any mortgage, charge, pledge, lien, (otherwise than arising by statute or operation of law), hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same and “Encumber” shall be construed accordingly

“NASDAQ”	NASDAQ stock exchange in the United States

“Listing Rules”	the Rules Governing the Listing of Securities on the NASDAQ and Securities and Exchange Commission, United States

“Group”	together the Company and the Subsidiaries and the expressions “Group Company” and “member of the Group” shall be construed accordingly

“HK$” or “Hong Kong Dollars”	Hong Kong Dollars, lawful currency of Hong Kong Special Administration Region

“Long Stop Date”	31st January 2025 or such later date as the Vendor and the Purchaser may agree

“Management Accounts”	the unaudited financial statements of each of the Group Companies for the year ended 31st August 2025, a copy of which has been attached to this Agreement as Exhibit “A”

“Promissory Note”	the promissory note with 2% interest per annum in the principal amount of US$2,000,000 to be executed by the Purchaser in favour of the Vendor (or his nominee(s)) in the form substantially the same with the form set out in Schedule 6 upon Completion in settlement of part of the Consideration

“Purchaser’s Warranties”	the representations, warranties and undertakings set out in Clause 8 and Schedule 4 and all other representations, undertakings and warranties provided by the Purchaser under this Agreement

“Sale Shares”	100,000 ordinary shares in the Company representing 100% of the issued share capital of the Company immediately before Completion

“Stock Exchange”	NASDAQ stock exchange, United States

“Subsidiaries”	the subsidiaries of the Company set out in Schedule 2

“this Agreement”	this agreement for the sale and purchase of the Sale Shares, as amended or supplemented from time to time

“Taxation”	all forms of taxation including overseas taxation and all forms of profits tax, interest tax, estate duty and stamp duty and all levies, imposts, duties, charges, fees, deductions and withholdings whatsoever charged or imposed by any statutory, governmental state, provincial, local government or municipal authority whatsoever and the expression “Tax” shall be construed according

“Tax Indemnity”	the deed of indemnity in the agreed form to be made between the Vendor and the Purchaser, a draft of which is set out in Schedule 5

“US$” or “United States Dollar”	United States Dollars, lawful currency of the United States

“United States”	the United States of America

“Vendor’ Warranties”	the representations, warranties and undertakings set out in Clause 7 and Schedule 3 and all other representations, undertakings and warranties provided by the Vendor under this Agreement

1.2	References herein to Clauses and the Schedules are to clauses in and the schedules to, this Agreement unless the context requires otherwise and the Schedules to this Agreement shall be deemed to form part of this Agreement.

1.3	The expressions “Vendor”, “Purchaser” shall, where the context permits, include their respective successors and personal representatives and permitted assigns.

1.4	The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

1.6	In this Agreement, any reference to a document in the “agreed form” is to a form of the relevant document which is in form and substance reasonably satisfactory to the Purchaser and Vendor.

1.7	In this Agreement, references to writing shall include typewriting, printer, lithography, photography, telefax and telex messages and other modes of reproducing words in a legible and non-transitory form.

1.8	References to time are to Hong Kong time and if a period of time is specified and dates from a given day or day of an act or event, it shall be calculated exclusive of that day.

1.9	The clause headings and table of contents in this Agreement are inserted for convenience of reference only and shall not affect the construction of this Agreement.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to and upon the terms and conditions of this Agreement, the Vendor shall as beneficial owners sell and the Purchaser shall purchase the Sale Shares free from all Encumbrances together with all rights now and hereafter attaching thereto including but not limited to all dividends paid, declared or made in respect thereof at any time on or after the date of this Agreement.

2.2	Neither the Vendor nor the Purchaser shall be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares are completed simultaneously.

3.	CONDITIONS

3.1	The Purchaser shall and shall procure that its agents shall forthwith upon the signing of this Agreement conduct such review of the assets, liabilities, operations and affairs of the Group as it may reasonably consider appropriate and the Vendor shall provide and procure the Group and its agents to provide such assistance as the Purchaser or its agents may reasonably require in connection with such review.

3.2	Completion shall be conditional upon and subject to:

(a)	the Purchaser being reasonably satisfied with the results of the due diligence review to be conducted under Clause 3.1;

(b)	all necessary consents and approvals required to be obtained on the part of the Vendor, the Company and the Purchaser in respect of this Agreement and the transactions contemplated thereby having been obtained;

(c)	all necessary waiver, consent, approval, license, authorization, permission, order and exemption (if required) from the relevant governmental or regulatory authorities or other third parties which are necessary in connection with the Agreement and the transactions contemplated thereby having been obtained;

(d)	the obtaining of a valuation report with the valuation of 100% of issued share capital in the Company being not less than US$6,000,000 prepared by an independent valuer appointed by the Purchaser in form and substance satisfactory to the Purchaser (“Valuation Report”);

(e)	the Vendor’ Warranties remaining true and accurate in all material respects; and

(f)	the Purchaser’s Warranties remaining true and accurate in all material respects.

3.3	The Vendor shall use their best endeavours to assist the Purchaser in connection with the due diligence review to be conducted under Clause 3.1. Each of the Vendor and the Purchaser shall use their reasonable endeavours to fulfill the conditions set out in Clause 3.2 and shall procure that all information and documents required pursuant to the NASDAQ Listing Rules, and other applicable rules, codes and regulations whether in connection with the preparation of all circulars, reports, documents, independent advice or otherwise are duly given promptly to the other of them, the Stock Exchange and other relevant regulatory authorities.

3.4	None of the conditions set out in Clause 3.2 could be waived. If the conditions set out in Clause 3.2 have not been satisfied on or before 5:00 p.m. on the Long Stop Date, this Agreement shall cease and determine and the Vendor shall forthwith return to the Purchaser all the deposits and other moneys paid by the Purchaser to the Vendor under this Agreement, in each case, without interest, and thereafter neither party shall have any obligations and liabilities towards each other hereunder save for any antecedent breaches of the terms hereof.

4.	CONSIDERATION

4.1	The consideration for the sale and purchase of the Sale Shares shall be the sum of UNITED STATES DOLLARS SIX MILLION NINETY-NINE THOUSAND (US$6,099,000) (the “Consideration”).

(a)	US$4,099,000 by cheque or telegraphic transfer upon completion; and

(b)	US$2,000,000 by way of issue of the Promissory Note to the Vendor or his nominee(s) upon Completion.

4.2	The Consideration shall be paid by the Purchaser to the Vendor by cheque or by telegraphic transfer.

5.	COMPLETION

5.1	Upon compliance with or fulfilment of all the conditions set out in Clause 3.2, Completion shall take place at 4:00 p.m. on the Completion Date at the offices of the Purchaser or such other place as the Vendor and Purchaser may agree when all the acts and requirements set out in this Clause 5 shall be complied with.

5.2	At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser:

(a)	duly executed instrument(s) of transfer in respect of the transfer of the Sale Shares duly executed;

(b)	original share certificate(s) in respect of the Sale Shares;

(c)	the Tax Indemnity duly executed;

(d)	copy of resolutions of the board of directors of the relevant Group Company referred to in Clause 5.3;

(e)	such other documents as may be required to give to the Purchaser good title to the Sale Shares and to enable the Purchaser or its nominees to become the registered owner thereof.

5.3	The Vendor shall procure meetings of the board of directors and shareholders (if necessary) of the relevant Group Company to be held at which resolutions shall be passed for:

(a)	in the case of the Company, the approval for the transfer of the Sale Shares to the Purchaser (or its nominees) and the registration of such transfer.

5.4	Concurrent with the performance by the Vendor of his obligations under Clauses 5.2 and 5.3, the Purchaser shall:

(a)	deliver to the Vendor a copy of the resolutions of the board of directors of the Purchaser and its Shareholder respectively approving this Agreement, the Tax Indemnity and other documents necessary for the purpose of effecting this transaction and authorizing a person or persons to execute the same (with seal, where appropriate) for and on its behalf;

(b)	deliver to the Vendor a cheque or telegraphic transfer form for the sum of US$4,099,000 in favour of the Vendor or his nominee(s); and

(c)	deliver to the Vendor the Promissory Note duly executed by the Purchaser in favour of the Vendor (or his nominee(s))

6.	RESTRICTION ON ANNOUNCEMENTS

6.1	Each of the parties undertakes to the others that it will not, at any time after the date of this Agreement, divulge or communicate to any person other than to its professional advisers, or when required by law or any rule of any relevant stock exchange body, or to its respective officers or employees whose province it is to know the same any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings, transactions or affairs of any of the others which may be within or may come to its knowledge and it shall use its best endeavours to prevent the publication or disclosure of any such confidential information concerning such matters.

6.2	No public announcement or communication of any kind shall be made in respect of the subject matter of this Agreement unless specifically agreed between the parties or unless an announcement is required pursuant to the applicable law and the regulations or the requirements of the Stock Exchange or any other regulatory body or authority. Any announcement by any party required to be made pursuant to any relevant law or regulation or the requirements of the Stock Exchange or any other regulatory body or authority shall be issued only after such prior consultation with the other party as is reasonably practicable in the circumstances.

7.	VENDOR’ WARRANTIES

7.1	The Vendor hereby represents and warrants to the Purchaser and its successors and assigns that save and except for the matters disclosed to the Purchaser or its legal advisers, financial advisers, professional accountants and other agents in this Agreement or in any documents provided by the Vendor to the Purchaser prior to the date hereof, the Vendor’ Warranties are true and accurate in all respects as at the date of this Agreement and will continue to be so up to and including the time of Completion.

7.2	Each of the Vendor’ Warranties is without prejudice to any other Warranty and, except here expressly or otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty. The Vendor hereby agrees that the Purchaser shall treat each of the Vendor’ Warranties as a condition of this Agreement.

7.3	Subject to the limitation contained in Clause 7.9, the Vendor hereby agree to fully indemnify and keep the Purchaser and their assigns fully indemnified on demand from and against all losses, costs and expenses (including legal expenses) which the Purchaser may incur or sustain from or in consequence of any of the Vendor’ Warranties not being correct or fully complied with. This indemnity shall be without prejudice to any of the rights and remedies of the Purchaser and their assigns in relation to any such breach of Vendor’ Warranties and all such rights and remedies are hereby expressly reserved.

7.4	If at any time before Completion, the Purchaser finds that any of the Vendor’ Warranties is incorrect or has not been or is incapable of being fulfilled, the Purchaser shall have an option to rescind this Agreement by written notice to the Vendor. If the Purchaser shall elect to rescind this Agreement, the Vendor shall fully indemnify the Purchaser and keep the Purchaser fully indemnified in respect of all fees, costs and expenses (including legal fees) reasonably incurred by the Purchaser in connection with the negotiation, preparation, execution and rescission of this Agreement. The Purchaser’s rights under this clause are in addition to and without prejudice to all other rights and remedies available to it and any partial exercise of or failure to exercise such rights shall not constitute a waiver of such rights or of any other rights whether conferred under this Agreement or otherwise.

7.5	The Vendor’ Warranties shall survive Completion and the rights and remedies of the Purchaser in respect of any breach of the Vendor’ Warranties shall not be affected by Completion or by the Purchaser rescinding, or failing to rescind this Agreement, or failing to exercise or delaying the exercise of any right or remedy, or by any other event or matter whatsoever, except a specific and duly authorised written waiver or release and no single or partial exercise of any right or remedy shall preclude any further or other exercise.

7.6	The Purchaser shall be entitled to take action both before and after Completion in respect of any breach or non-fulfillment of any of the Vendor’ Warranties and Completion shall not in any way constitute a waiver of any right of the Purchaser.

7.7	The Vendor undertake in relation to any Warranty which refers to the knowledge, information or belief of the Vendor that it has made full enquiry into the subject matter of that Warranty and that it does not have the knowledge, information or belief that the subject matter of that Warranty may not be correct, complete or accurate.

7.8	The Vendor shall immediately inform the Purchaser in writing of any fact, matter, event or circumstance which renders any of the Vendor’ Warranties untrue, inaccurate or misleading or will give rise to a breach of any of the Vendor’ Warranties.

7.9	Claims against any of the Vendor in respect of any material breach of any Vendor’ Warranties shall be wholly barred and unenforceable unless written particulars thereof (giving the facts and circumstances of the specific matter or claim in respect of which such claim is made) shall have been given in writing to each of the Vendor within a period of 3 months after the Completion Date.

7.10	For the purpose of this Clause 7, the Purchaser shall not be entitled to make any warranty claim where the amount of any individual claim is less than US$15,000, save that the Vendor shall be liable for claims which, if calculated on an individual basis, would be less than US$15,000 but which would in aggregate exceed US$15,000.

7.11	(a)	In the event that the aggregate amount of claims of the Purchaser made under or pursuant to this Agreement against the Vendor in relation to the sale and purchaser of the Sale Shares exceeds an amount equal to the Consideration received by the Vendor, no claim shall be made as to the excess.

(b)	No claim shall be made by the Purchaser under this Agreement against the Vendor after a period of 3 months from the date of Completion in relation to the sale and purchase of the Sale Shares.

8.	PURCHASER’S WARRANTIES

8.1	The Purchaser hereby warrants and undertake to the Vendor each matter as set out in Schedule 4.

8.2	The Purchaser’s Warranties are given by the Purchaser subject to, and shall be qualified by, matters disclosed.

8.3	The Purchaser’s Warranties set out in each paragraph of Schedule 4 shall be deemed to be repeated as at the Completion Date as if all references therein to the date of this Agreement were references to the Completion Date and relate to the facts and circumstances then existing.

8.4	The Purchaser shall, before the Completion promptly notify the Vendor in writing of any matter of thing of which the Purchaser becomes aware which is a material breach of or materially inconsistent with any of the Purchaser’s Warranties.

8.5	Upon delivery of the Promissory Note at Completion to the Vendor (or their nominees) by the Purchaser, the issue and execution of the Promissory Note will have been duly authorised.

9.	PLEDGE BY THE PURCHASER

9.1	In consideration of the Vendor entering into this Agreement, the Purchaser hereby pledges to the Vendor the due and punctual performance and observance by the Purchaser of all of its respective obligations, commitments, undertakings, warranties, indemnities, covenants and representations under this Agreement and agree to indemnify the Vendor against all losses, liabilities, damages, interests, penalties, expenses and costs which the Vendor may suffer through or arising from any breach by any of the Purchaser of such of its respective obligations, commitments, undertakings, warranties, indemnities, covenants and representations. The liability of the Purchaser as aforesaid should not be released or diminished by any arrangements or alterations of terms (whether of this Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

10.	OBLIGATIONS PENDING COMPLETION

The Vendor hereby undertakes with the Purchaser that until Completion the Group shall carry on its business in a manner consistent with its existing practice and shall keep the Purchaser informed of all significant matters relating to the Group, its business, assets and prospects.

11.	OBLIGATIONS POST COMPLETION

Both parties shall act in good faith in accordance with the terms and conditions of this Agreement to ensure the Company shall carry on its business as usual.

12.	MANAGEMENT OF THE GROUP

Upon Completion, the Purchaser and the Company shall enter into a binding agreement to the effect that :-

(a)	The board of directors of the Company shall consist of no more than three (3) directors; and

(b)	If either the Purchaser or Vendor wishes to replace any of their nominated director with or without cause, the other parties shall consent to such replacement and procure that the Company implements such replacement.

13.	FURTHER ASSURANCE

Each party to this Agreement shall from time to time and at its own cost, on being required to do so by the other party (acting reasonably), now or at any time in the future, perform or procure the performance of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to the requesting party as it may consider necessary for giving full effect to this Agreement and the transactions contemplated hereunder.

14.	ACCESS TO INFORMATION

The Vendor shall procure that, pending Completion, the Purchaser, their agents, representatives and professional advisers are given promptly on request full access to all such facilities and information regarding the business, assets, liabilities, contracts and affairs of the Group and other evidence of ownership of the assets owned by the Group as the Purchaser may reasonably require.

15.	NOTICES

15.1	Each notice, demand or other communication given, made or serve under this Agreement shall be in writing and delivered or sent to the relevant party by prepaid postage (by airmail if to another country), facsimile transmission or personal delivery to its address or fax number as set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other parties):

To Vendor

Address:

Email Address:

Attention:

To the Purchaser:

Address:

Email Address:

Attention:

15.2	Each notice, demand or other communication given, made or serve under this Agreement shall be deemed to have been given and received by the relevant parties (i) within two (2) days after the date of posting, if sent by local mail; four (4) days after the date of posting, if sent by airmail; (ii) when delivered, if delivered by hand; and (iii) on despatch, if sent by facsimile transmission.

16.	TIME AND NO WAIVER

Time shall in every respect be of the essence of this Agreement but no failure on the part of any party hereto to exercise, and no delay on its part in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of it or the exercise of any other right(s) or prejudice or affect any right(s) against any other parties hereto under the same liability, whether joint, several or otherwise. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

17.	INVALIDITY

If at any time any one or more of the provisions of this Agreement is/are or become(s) illegal, invalid or unenforceable in any respect under laws of any jurisdiction, the legality, validity or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

18.	AMENDMENTS

This Agreement shall not be amended, supplemented or modified except by instruments in writing signed by each of the parties hereto.

19.	ASSIGNMENT

This Agreement shall be binding on and enure to the benefit of each party hereto and its respective successors and permitted assigns provided that none of the parties hereto shall assign or transfer or purport to assign or transfer any of its rights or obligations hereunder without the prior written consent of the other parties.

20.	ENTIRE AGREEMENT

This Agreement constitutes an entire agreement between the parties hereto with respect to the matters dealt with herein and supersedes any previous agreements, arrangements, statements or transactions between the parties hereto in relation to the subject matters hereof and there are no other warranties, conditions or terms applicable thereto whether express or implied.

21.	COSTS AND STAMP DUTY

21.1	Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement and all documents incidental or relating to Completion, save for the costs of preparing the Valuation Report which shall be borne by the Purchaser and payment of all stamp duties payable in respect of the sale and purchase of the Sales Shares to Inland Revenue Department, Hong Kong which shall be borne by Vendor.

22.	COUNTERPART

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all of which taken together shall constitute one and the same instrument and any of parties hereto may execute this Agreement by signing any such counterparts and deliver its signature and seal by facsimile.

23.	GOVERNING LAW AND JURISDICTION

23.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

23.2	The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong.

23.3	Unless otherwise provided herein, a person or company who is not a party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce any term of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

SCHEDULE 1

Details of the Company

Company name:	Worry Free Group (HK) Limited

Place of incorporation:	Hong Kong

Date of incorporation:	8th April 2024

BR No.:	76408066

Registered office:	Unit 32 of Fty A, 5th Floor Union Hing Yip Factory Building, No. 20 Hing Yip Street, Kwun Tong, Hong Kong

Authorised share capital:	HK$100,000 divided into 100,000 shares

Issued share capital:	HK$100,000 divided into 100,000 shares

Shareholder(s):	Wang Yafeng 100,000 shares

Director(s):	Wang Yafeng

SCHEDULE 2

Details of Subsidiaries

There are no subsidiaries.

SCHEDULE 3

VENDOR’ WARRANTIES

Save as disclosed to the Purchaser or its legal advisers, financial advisers, professional accountants and other agents in this Agreement and the Management Accounts :

1.	GENERAL

(A)	All written information (except those prepared by any third parties) which has been given by the Vendor or by the directors, officers, advisers or agents of any of the Group Company to the Purchaser or their employees or advisers in the course of negotiations leading to this Agreement is true and accurate in all material respects and there is no fact, matter or circumstance which has not been disclosed in writing to the Purchaser which renders any such information untrue, inaccurate or misleading in any material respects.

(B)	The facts stated in the Recitals to this Agreement are true and correct in all respects.

(C)	All facts concerning the Sale Shares and the business and affairs of each of the Group Company material for disclosure to an intending purchaser of the Sale Shares have been disclosed to the Purchaser and the Vendor are not aware of any facts or circumstances which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares on the terms of this Agreement.

(D)	The Vendor have the right, power and authority to enter into and perform this Agreement and the Tax Indemnity which constitute or when executed will constitute legal, valid and binding obligations on the Vendor in accordance with their respective terms.

2.	OWNERSHIP OF SHARES

(A)	The Vendor is the sole beneficial owners of the Sale Shares free from all Encumbrances and there are no agreements or arrangements to create any Encumbrance over or affecting any of the Sale Shares.

(B)	There are no agreements or arrangements in force which provide for the present or future issue, allotment or transfer of, or grant to any person the right whether conditional or otherwise to call for the issue, allotment or transfer of any share or loan capital of the Company including any option, right of pre-emption or conversion and no such right will be granted on or before Completion.

3.	THE MANAGEMENT ACCOUNTS

The Management Accounts:

(A)	are complete and accurate in all material respects and give a true and fair view of the state of affairs and financial position of the Group Companies at the dates to which they relate;

(B)	have been prepared in accordance with Hong Kong Financial Reporting Standards and/or Hong Kong Financial Reporting Standard for Private Entities (the “Reporting Standards”);

(C)	are not affected by any extraordinary, exceptional or non-recurring item (except as disclosed in the Management Accounts);

(D)	fully disclose all the assets of the Group Companies as at their respective dates;

(E)	make full provision or reserve or note in accordance with the Reporting Standards for all liabilities and capital commitments of the Group outstanding at the date to which they relate, including contingent, unqualified, deferred or disputed liabilities present.

4.	BOOK DEBTS

(A)	The Company owes no debt to the Vendor or any of their associates.

5.	FINANCIAL RECORDS

(A)	Each Group Company has kept and duly made up all minutes books, registers and records and these and all other deeds and documents (properly stamped where necessary) belonging to or which ought to be in the possession of the Group are in its possession or control.

(B)	All the accounts, books, ledgers, financial and other records of whatsoever kind of each Group Company:

(1)	are in its possession or control;

(2)	have been fully, properly and accurately kept and completed up to date;

(3)	do not contain any material inaccuracies and discrepancies of any kind; and

(4)	give and reflect a true and fair view of all its transactions, and its financial, contractual and trading positions.

6.	TAXATION

(A)	Each Group Company has fully, duly and punctually complied with its obligations to account to the relevant tax authorities for all amounts for which it is or may become accountable in respect of Taxation and each Group Company is not or is unlikely to be subject to any tax penalties.

7.	CORPORATE MATTERS

(A)	Other than the Subsidiaries, the Company is not the holder or beneficial owner of, or has not agreed to acquire, any share or loan capital or any investments of any company (whether incorporated in Hong Kong or elsewhere).

(B)	The memorandum and articles of association of the Group Companies which had been supplied to the Purchaser is accurate and complete in all respects.

(C)	The registers of members and other statutory books of the Group Companies have been properly kept and duly written up to date and contain an accurate and complete record of the matters with which they should deal with.

(D)	The minute books of directors’ meetings and of shareholders’ meetings respectively contain full and accurate records of all resolutions passed by the directors and the shareholders respectively of the Group Companies and no resolutions have been passed by either the directors or the shareholders of the Group Companies which are not recorded in the relevant minute books.

(E)	Since the date of its incorporation, no alteration has been made to the memorandum and articles of association of the Group Companies and no resolution of any kind of the shareholders of the Group Companies has been passed save as otherwise disclosed herein or filed with the Registrar of Companies in the relevant jurisdiction.

(F)	The Group Companies have never reduced, repaid or repurchased any of its share capital.

8.	DIVIDENDS AND DISTRIBUTIONS

(A)	No dividends or other distributions has been, or is treated as having been, declared, made or paid by any Group Company since its incorporation.

9.	INDEBTEDNESS

(A)	The Group does not have any outstanding and has not agreed to create or issue any loan capital, nor has the Group factored any of its debts, or engaged in financing of any type which would not require to be shown or reflected in its accounts or borrowed any money which has not been repaid, save for any debt incurred in its ordinary course of business.

(B)	Save as disclosed in the Management Accounts, the Group does not have:-

(1)	any borrowing or indebtedness in the nature of borrowing or any other credit facility including any bank overdrafts and acceptance credits;

(2)	any mortgage, charge or debenture or any obligation (including a conditional obligation) to create a mortgage, charge or debenture or any Encumbrance or third party rights of whatever nature over any material part of its assets;

(3)	any guarantee, letter of comfort, indemnity or suretyship in respect of the obligations or solvency of any other party;

(4)	any indebtedness other than those arising in the ordinary course of business.

(C)	Full particulars of all guarantees, securities and comfort letters given by any Group Company in respect of any obligations of any third party have been disclosed to the Purchaser, if any.

10.	TRADING AND BUSINESS

(A)	Since the latest date the Management Accounts were made of,

(1)	there has been no material and adverse change in the assets and liabilities, financial position and prospects of each Group Company;

(2)	the business of each Group Company has been carried on in the ordinary and usual course;

(3)	each Group Company has not become bound or liable to be called upon to repay prematurely any loan capital;

(4)	otherwise than in its ordinary course of business, each Group Company has not (i) acquired any assets of whatsoever nature; (ii) sold, transferred or otherwise disposed of any assets of whatsoever nature; (iii) cancelled or waived or released or discounted in whole or in part any debts or claims;

(B)	Compliance with the terms of this Agreement does not and will not:

(1)	conflict with, or result in the breach of, or constitute a default under, any of the terms, conditions or provisions of any agreement or instrument to which the Company is a party, or any provision of the memorandum and articles of association of the Company or any Encumbrance, lease, contract, order, judgment, award, injunction, regulation or other restriction or obligation of any kind or character by which or to which the Company or any asset of the Company is bound or subject;

(2)	relieve any person from any obligation to the Company (whether contractual or otherwise), or enable any person to determine any obligation, or any right or benefit enjoyed by the Company;

(3)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance whatsoever on any of the assets of the Company; and

(4)	result in any present or future indebtedness of the Company becoming due, or capable of being declared due and payable, prior to its stated maturity.

(D)	Each Group Company is empowered and duly qualified to carry on its business in all jurisdictions in which it now carries on.

(E)	Each Group Company is not and has not agreed to become a member of any joint venture, consortium, partnership or other unincorporated association; and each Group Company is not and has not agreed to become, a party to any agreement or arrangement for sharing commissions or other income.

11.	COMPLIANCE WITH LAWS

(A)	The Group has conducted and is conducting its business in all respects in accordance with all applicable laws, regulations and codes of practice whether of Hong Kong or elsewhere and its memorandum and articles of association from time to time in force and there is no violation of, or default with respect to any ordinance, statute, regulation, order, decree or judgment of any court or any governmental agency of Hong Kong or any foreign country.

(B)	The Group has obtained all necessary licences, permissions, authorisations, consents and exemptions from any person, authority or body for the proper carrying on of its business and all such licences, permissions, authorisations, consents and exemptions are in full force and effect and there are no circumstances (including the sale and purchase of the Sale Shares as provided in this Agreement) which may lead to any of such licences, permissions, authorisations, consents or exemptions being revoked or not being renewed in whole or in part.

(C)	The Group has not committed, or omitted to do any act or thing, the commission or omission of which is, or could be, in contravention of any ordinance, order, regulation (whether of Hong Kong or elsewhere) giving rise to any fine, penalty, default proceedings or other liabilities on its part.

12.	MATERIAL CONTRACTS

(A)	There is no claim under any agreement, instrument or arrangement which any Group Company is a party in respect of any default, breach, negligent or defective performance or otherwise and no such claim is threatened against any Group Company and there is no circumstances that will likely give rise to such a claim.

(B)	No party to any agreement with, or under an obligation to the Company is in default under it.

13.	EMPLOYMENT

(A)	No circumstances have arisen under which any Group Company will be required to pay any material damages for wrongful dismissal, to make any statutory severance, redundancy or long service payment or to make or pay any compensation for unreasonable dismissal or to make any other material payment under any employment protection legislation or to reinstate or re-engage any former employee.

(B)	There are no share option or share incentive or similar schemes for any officers or employees of the Group.

14.	ASSETS

(A)	Each Group Company owns and has good and marketable title to (except for current assets subsequently sold or realized in the normal and ordinary course of business) all the assets included in the Management Accounts and to all assets acquired since the date to which the Management Accounts had been made up and not subsequently sold or realized as aforesaid.

(B)	Save as disclosed in the Management Accounts, none of the property, assets, undertaking, goodwill or uncalled capital of each Group Company is subject to any Encumbrance or third-party rights of whatever nature or is held under any hire purchase, leasing or rental agreement.

(C)	None of the property, assets, undertaking, goodwill or uncalled capital of each Group Company is subject to any Encumbrance or is held under any hire purchase, leasing or rental agreements.

15.	INTELLECTUAL PROPERTY RIGHTS

(A)	None of the operations or business of the Group infringes any right or confidential information or other intellectual property rights held or alleged by any third party.

(B)	The Group has not entered into any agreement for the use by any third party of any know-how or technology, or other intellectual property rights held by the Group or which restricts the disclosure or use by the Group of any of the same.

(C)	The Group has not disclosed or permitted to be disclosed or undertaken or arranged to disclose to any person other than the Purchaser any of its know-how, trade secrets, confidential information or lists of customers or suppliers.

16.	LITIGATION

(A)	The Group is not engaged in any material litigation or arbitration proceedings, as plaintiff or defendant; there are no proceedings pending or threatened, either by or against the Group and there are no circumstances which are likely to give rise to any litigation or arbitration.

(B)	There is no dispute with any revenue, or other official, governmental department in Hong Kong or elsewhere, in relation to the affairs of the Group and there are no facts which may give rise to any dispute.

(C)	There are no claims pending or threatened, or capable of arising, against the Group by an employee or workman or third party, in respect of any accident or injury, which are not fully covered by insurance.

(D)	No order has been made, or petition presented, or resolution passed for the winding up of any Group Company nor has any distress, execution or other process been levied in respect of any Group Company which remains undischarged; nor is there any unfulfilled or unsatisfied judgment or court order outstanding against any Group Company.

17.	POWERS OF ATTORNEY

There are no subsisting powers of attorney given by any Group Company and no person, as agent or otherwise, is entitled or authorised to bind or commit any Group Company to any obligation.

18.	GENERAL MATTER

The execution, delivery and performance of this Agreement and the transactions contemplated upon the terms herein will not result in the breach or termination or cancellation or constitute a default under any agreement, commitment or other instrument to which any Group Company is a party or by which any Group Company or its property or assets may be bound.

SCHEDULE 4

PURCHASER’S WARRANTIES

1.	The Purchaser has full power and legal capacity and has obtained all necessary approval, authorisation and consents to enter into and perform this Agreement and this Agreement will, when executed, constitute legal, valid and binding obligations on each of them in accordance with its terms.

2.	The execution, delivery and performance of this Agreement by the Purchaser does not and will not violate in any respect any provision of (i) any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong or any jurisdiction in which the Purchaser is incorporated as at the date of this Agreement; or (ii) memorandum and articles of association of the Purchaser.

SCHEDULE 5

Tax Indemnity

SCHEDULE 6

Promissory Note

FOR VALUE RECEIVED, [   ], a company incorporated in [   ] with limited liability whose registered office is at [   ] (the “Company”), hereby unconditionally and irrevocably promises to pay to the order of [ * ] (the “Noteholder”) the sum of [   ] United States Dollars (US$[   ]) (the “Principal”). The maturity date of this Note is the [second (2nd)] anniversary of the date of issue of this Note (or where such date is not a business day in Hong Kong, the immediately preceding business day) (the “Maturity Date”).

1.	Share Purchase Agreement

This is the Promissory Note referred to in the sale and purchase agreement dated [ * ] (the “Share Purchase Agreement”) between [vendor ], [purchaser] and the Company. Terms used herein shall have the same meanings as defined in the Share Purchase Agreement unless otherwise stated.

2.	Payment

(a)	The Principal shall bear interest at the rate of 2% per annum from the date of this Note until full repayment.

(b)	Interest shall be paid on the Maturity Date.

(c)	The Principal shall be paid to the Noteholder in full on the Maturity Date.

(d)	All amounts due hereunder are payable in lawful money of United States.

(e)	Principal may be prepaid in full or in part by the Company at any time together with interest accrued thereon without penalty by giving no less than 7 Business Days prior notice in writing to the Noteholder.

(f)	Notwithstanding anything contained in this Note, the holder of this Note is entitled to give not less than three days’ notice to the Company to require the Company to repay the Principal, the interest accrued on the Principal and all amounts due under this Note if (i) it becomes illegal under any applicable law for the Company to perform or comply with any one or more of its obligations under this Note; or (ii) an encumbrancer takes possession or an administrative or other receiver or an administrator or other similar officer is appointed of any part of the property, assets or revenues of the Company and is not discharged within thirty (30) days; or (iii) any order for the bankruptcy, insolvency, reorganisation, winding-up, liquidation, dissolution, composition or other similar relief was made against the Company; or (iv) any order for the appointment of a liquidator, administrator, administrative receiver, receiver, trustee, custodian, conservator or other similar official for the Company or for all or any part of its assets is made and is not discharged within thirty (30) days.

3.	No set-off, counterclaim, deduction or withholding

All sums payable under this Note shall be paid in full without set-off or counterclaiming for any reason and without deduction of or withholding for any taxes, duties levies, imposts or charges of any nature.

4.	Assignability

The Noteholder may not assign, transfer, endorse or in any other way alienate any of its rights under this Note whether in whole or in part to any person without the prior written consent of the Company.

5.	Governing Law and Jurisdiction

This Note is governed by and shall be construed in accordance with the laws of Hong Kong. The Hong Kong courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement and the parties submit to the exclusive jurisdiction of the Hong Kong courts.

IN WITNESS of which this Note has been executed as a deed on [ * ].

SEALED WITH THE COMMON SEAL of	)
[ ]	)
and SIGNED by	)
)
in the presence of:	)

Exhibit A

Management Accounts

EXECUTION PAGE

VENDOR

SIGNED by	)
WANG YAFENG	)
in the presence of:	)	/s/ Wang Yafeng

THE PURCHASER

SIGNED by	)
)
for and on behalf of	)
RAYTECH INNOVATION LIMITED	)
In the presence of:	)	/s/ Peng Yi